Exhibit 99.3

STRICTLY CONFIDENTIAL

INVESTOR RIGHTS AGREEMENT

dated December 15, 2019

between

ATA CREATIVITY GLOBAL

and

CL-TCC

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is made and entered into on December 15, 2019 by and among ATA Creativity Global, a company incorporated under the laws of the Cayman Islands (the “Company”), and CL-TCC (the “Investor”).

RECITALS

WHEREAS, the Investor has agreed to purchase from the Company, and the Company has agreed to sell to the Investor, certain number of Common Shares (the “Subscription Shares”), on the terms and conditions set forth in that certain Subscription Agreement dated on December 15, 2019 between the Company and the Investor, as may be amended, modified or supplemented from time to time in accordance with the terms thereof (the “Subscription Agreement”); and

WHEREAS, this Agreement is being entered into by the parties hereto in connection with the execution and delivery of the Subscription Agreement and sets forth certain rights and obligations of the parties hereto in connection with the transactions contemplated under the Subscription Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1Definitions. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

“ADS” means American Depositary Shares, each of which represents two Common Shares, of the Company;

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. In the case of the Investor, the term “Affiliate” also includes (v) any shareholder of the Investor, (w) any of such shareholder’s or Investor’s general partners or limited partners, (x) the fund manager managing such shareholder or Investor (and general partners, limited partners and officers thereof) and (y) trusts controlled by or for the benefit of any such Person referred to in (v), (w) or (x);

“Agreement” has the meaning set forth in the Preamble;

“Applicable Securities Laws” means with respect to any offering of securities in the United States, or any other act or omission within that jurisdiction,

the securities laws of the United States, including the Exchange Act and the Securities Act, and any applicable Law of any state of the United States;

“Arbitration” has the meaning set forth in Section 5.6;

“Board” means the board of directors of the Company;

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in New York, the PRC, the Cayman Islands or Hong Kong are required or authorized by Law to be closed;

“Closing” means the closing of the transactions contemplated under the Subscription Agreement, being the date hereof;

“Closing Date” means the date of the Closing;

“Common Shares” mean the common shares of the Company with a par value of US$0.01 per share;

“Common Share Equivalents” means any Equity Security which is by its terms convertible into or exchangeable or exercisable for Common Shares or other share capital of the Company or which represents Common Shares of the Company, including ADSs;

“Company” has the meaning set forth in the Preamble;

“Competitor” means any Person, that (either on its/his/her own account or through any of its/his/her Affiliates) is at the relevant time of determination engaged in art and creativity education business and overseas study counselling business or other businesses substantially similar to or be the same as that being conducted by the Company (the “Competing Business”);

“Confidential Information” has the meaning set forth in Section 5.1;

“Control” of a given Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person or securities that represent a majority of the outstanding voting securities of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing;

“Director(s)” means the director(s) of the Company;

“Dispute” has the meaning set forth in Section 5.6;

“e-mail” has the meaning set forth in Section 5.3;

“Equity Securities” means, with respect to any Person that is a legal entity, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital, and other equity securities of such Person, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or security convertible into, exchangeable or exercisable for any of the foregoing, or any contract providing for the acquisition of any of the foregoing;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“fully-diluted basis” means, with respect to any determination of a number or percentage of Common Shares, the total number of Common Shares then outstanding determined according to the treasury method under generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession that are in effect from time to time, as codified and described in FASB Statement No. 18, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, and applied consistently throughout the periods involved;

“Governmental Authority” means any government of any nation or any federation, province or state or any other political subdivision thereof; any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the People’s Republic of China or any other country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization;

“HKIAC” has the meaning set forth in Section 5.6;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Investor” has the meaning set forth in the Preamble;

“Law” means any federal, national, foreign, supranational, state, provincial or local statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law), official policy, rule or interpretation of any Governmental Authority with jurisdiction over the Company, the Shareholders or other parties hereto, as the case may be;

“Major Investor” has the meaning set forth in Section 3.1;

“Memorandum and Articles” means the Third Amended and Restated Memorandum and Articles of Association of the Company in effect from time to time;

“Notice of Arbitration” has the meaning set forth in Section 5.6;

“Nasdaq” means the Nasdaq Global Market;

“Person” means any individual, partnership, corporation, association, joint stock company, trust, joint venture, limited liability company, organization, entity or Governmental Authority;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities” means any Common Share or any equity interest of, or shares of any class in the share capital (ordinary, preferred or otherwise) of, the Company and any convertible securities, options, warrants and any other type of equity or equity-linked securities convertible, exercisable or exchangeable for any such equity interest or shares of any class in the share capital of the Company;

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Shareholder” or “Shareholders” means Persons who hold the Common Shares from time to time;

“Subscription Agreement” has the meaning set forth in Recitals;

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint stock company, joint venture, or other organization or entity, whether incorporated or unincorporated, which is Controlled by such Person and, for the avoidance of doubt, the Subsidiaries of any Person shall include any variable interest entity over which such Person or any of its Subsidiaries effects Control pursuant to contractual arrangements and which is consolidated with such Person in accordance with generally accepted accounting principles applicable to such Person;

“Transaction Documents” mean this Agreement, the Subscription Agreement, Management Lock-up Letter (as defined under the Subscription Agreement) and each of the other agreements and documents entered into or delivered by the parties hereto in connection with the transactions contemplated by the Subscription Agreement;

“Tribunal” has the meaning set forth in Section 5.6;

“Voting Securities” means the Common Shares and any other Securities which are entitled to vote in any meeting of Shareholders of the Company or grant a consent or approval with respect to any matter over which a consent or approval of the holders of any voting securities is sought;

Section 1.2Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)when a reference is made in this Agreement to an Article or Section, such reference is to an Article or Section of this Agreement;

(b)the headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d)all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(e)the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(f)references to a Person are also to its successors and permitted assigns; and

(g)the use of the term “or” is not intended to be exclusive.

ARTICLE II

TRANSFER RESTRICTIONS

Section 2.1Investor Lock-up. During the period commencing on the date of this Agreement and ending on the second anniversary of the Closing Date, the Investor shall, directly or indirectly, sell, transfer or assign any of the Subscription Shares, without the prior written consent of the Company.

Section 2.2Restrictions on Transfer by the Investor.

(a)If, at any time, the Investor proposes to, directly or indirectly, sell, transfer or assign in a transaction pursuant to an exemption from the registration requirements under the Securities Act any of the Subscription Shares to any Competitor of the Company (or any Affiliate of any such Competitor), then prior to entering into such proposed transaction, the Investor shall give to the Board written notice of its intention to sell, describing the amount of Subscription Shares, the price and the general terms upon which the Investor proposes to sell the Sale Shares, and the identity of the transferee to whom the Investor proposes to sell. In such instance, the Board shall be entitled, in their reasonable discretion acting in good faith and subject to applicable Law and fiduciary duties, to approve or reject the proposed transaction. If, within thirty (30) days after the provision of the aforementioned written notice, the Investor shall not have received a written disapproval from the Board, the Investor shall have ninety (90) days thereafter to complete such transaction. In the case of any disputes between the Company and the Investor with respect to whether a prospective transferee is a Competitor, the Board acting by majority vote shall have authority to determine whether such transferee is a Competitor, provided that members of the Board of Directors of the Company shall comply with their fiduciary duty and act in good faith to the best interest of the Company in making such determination and shall not unreasonably delay its determination.

(b) Notwithstanding anything contrary in this Agreement, the foregoing restrictions on the Investor’s right to directly or indirectly, sell, transfer or assign in a transaction pursuant to an exemption from the registration requirements under the Securities Act shall not apply to (i) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Shares or ADSs, provided that such plan does not provide for the transfer of Equity Securities of the Company in violation of Section 2.1; (ii) the conversion of Common Shares or any security convertible into or exercisable or exchangeable for Common Shares into ADSs, provided that no ADSs as such converted are offered or sold in open market transactions in violation of Section 2.1; (iii) any pledge or charge by the Investor in connection with a bona fide margin agreement or other loan or financing arrangement, provided that the Company is provided with notice thereof and no foreclosure of the Equity Securities of the Company held by the Investor occurs before the second anniversary of the date of this Agreement; or (iv) any transfer by the Investor to its Affiliate provided that such Affiliate of the Investor is not a Competitor of the Company or an Affiliate of the Competitor.

ARTICLE III

PREEMPTIVE RIGHT

Section 3.1General. At any time after the date hereof, in the event the Company proposes to undertake an allotment and issuance of New Securities in a private placement, the Company hereby undertakes to the Investor, as long as the Investor holds no less than five percent (5%) of the share capital of the Company (on an as-converted and fully-diluted basis) (such investor of the Company holding no less than five percent (5%) of the share capital of the Company (on an as-converted and fully-diluted basis) is hereinafter referred to as the “Major Investor”) that it shall not undertake such allotment and issuance of New Securities unless it first delivers to the Major Investor a Participation Notice and complies with the provisions set forth in this Section 3.

Section 3.2Participation Notice. Prior to any allotment and issuance of New Securities (in a single transaction or a series of related transactions), the Company shall give to the Major Investor a written notice of its intention to issue New Securities (the “Participation Notice”), describing the amount and type of New Securities, the price and the general terms upon which the Company proposes to issue such New Securities, and the Major Investor’s Pro Rata Share of such New Securities (as determined in accordance with Section 3.5).

Section 3.3Exercise of Pre-emptive Right. The Major Investor shall have ten (10) Business Days from the date of receipt of any such Participation Notice to irrevocably elect in writing to purchase up to the Major Investor’s Pro Rata Share of such New Securities for the price and upon the terms and conditions specified in the Participation Notice by giving a written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed the Major Investor’s Pro Rata Share). If the Major Investor fails to so elect to purchase its Pro Rata Share of the New Securities in writing within such ten (10) Business Day period, then the Major Investor shall forfeit the right hereunder to purchase such New Securities, but shall not be deemed to forfeit any right with respect to any future issuance of New Securities.

Section 3.4Sale by the Company. Upon the expiration of the ten (10) Business Days following the delivery of the Participation Notice to the Major Investor, the Company shall have one hundred and twenty (120) days thereafter to complete the sale of the New Securities described in the Participation Notice to the Major Investor (subject to the Major Investor’s exercise of their respective pre-emptive rights with respect to such issuance) and any other Person at the price and upon terms set forth in the Participation Notice. In the event that the Company has not issued and sold such New Securities within such one hundred and twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Investor in the manner provided in this Section 3.

Section 3.5Pro Rata Share. The Major Investor’s “Pro Rata Share,” for purposes of this Section 3, shall be the product obtainable by multiplying (ii) the total number of New Securities, by (ii) a fraction, the numerator of which shall be the number of Common Shares owned by the Major Investor (assuming the exercise, conversion or exchange of all Common Share Equivalents held by the Major Investor) immediately prior to the issuance of the New Securities by the Company, and the denominator of which shall be the aggregate number of all outstanding Common Shares on a fully-diluted basis immediately prior to the issuance of such New Securities, subject to rounding to avoid fractional shares.

Section 3.6New Securities. Notwithstanding anything to the contrary in this Section 3, the Major Investor’s pre-emptive right under this Section 3 shall not apply to, and “New Securities” shall not include, the following allotments an issuances of Equity Securities:

(a)options, grants, awards, restricted shares or any other Common Shares or Common Share Equivalents issued under the existing employee equity incentive plan or any other any employee share incentive plan(s) approved by the Board (collectively, “Company Options”), and Equity Securities upon the exercise or conversion of any Company Options;

(b)Common Shares issued pursuant to the cancelation or exchange of any ADSs by the holders thereof;

(c)Equity Securities of the Company issued in connection with any share split, share dividend, reclassification or other similar event that has been duly approved by the Board;

(d)Common Shares or ADSs issued in any public offering; and

(e)Common Shares issued pursuant to the acquisition of another corporation or entity by the Company by consolidation, merger, purchase of assets, or other reorganization in which the Company acquires, in a single transaction or series of related transactions, all or substantially all assets of such other corporation or entity, or fifty percent (50%) or more of the equity ownership or voting power of such other corporation or entity, in any case, duly approved by the Board;

(f)other than to the extent covered above in sub-clauses (a) and (b), Common Shares or ADSs issued upon the conversion or exercise of any Common Share Equivalents outstanding as of the date of this Agreement or issued subsequent to the date of this Agreement in compliance with the pre-emptive rights set forth in this Section 3 (in each case, pursuant to the terms of the relevant Common Share Equivalents as unmodified).

ARTICLE IV

CERTAIN RESTRICTIVE COVENANTS AND AGREEMENTS

Section 4.1Standstill. Unless otherwise permitted by the provisions of this Section 4.1, the Investor shall not, and the Investor shall procure that its Controlled Affiliate shall not, without the prior written approval of the Board, directly or indirectly (whether acting alone, as a part of a group or otherwise in concert with others): (i) acquire, or enter into any agreement with any third party with respect to the acquisition of, additional Voting Securities of the Company by the Investor or its Controlled Affiliate that will result in the Investor and its Controlled Affiliate holding, in the aggregate more than thirty percent (30)% of the Company’s outstanding share capital (calculated on a fully-diluted basis), (ii) advise, assist, act as a financing source for or otherwise invest in any other Person for the purpose described in (i), or (iii) publicly disclose any intention, plan or arrangement with respect to any of the foregoing. If, at any time after the date of this Agreement, the Investor and/or its Controlled Affiliates proposes to acquire any additional Voting Securities of the Company such that immediately after such acquisition the Investor and/or its Controlled Affiliates shall become holder(s) of thirty percent (30)% or more of the Company’s outstanding share capital (calculated on a fully-diluted basis), then prior to completing such proposed transaction, the Investor shall provide a written notice to the Board. If, within thirty (30) days after the provision of the aforementioned written notice, the Investor shall not have received a written disapproval from the Board, the Investor shall have ninety (90) days thereafter to complete such transaction. The Directors, when exercising their discretion in his/her approval or disapproval of any transaction proposed pursuant to this Section 4.1, shall comply with their fiduciary duty and act in good faith to the best interest of the Company in making such determination. Notwithstanding the restrictions in this paragraph, the Investor and any of its Affiliates shall not be prohibited from making any confidential proposal to the Board of the Company or requesting that the Company waive or amend any of the provisions in this Section 4.1.

Section 4.2Information. The Company shall provide to the Major Investor annual and quarterly financial information related to the Company, subject to any confidentiality obligations of the Company with respect to such information and subject to the Company’s obligations under applicable Law, provided that, the Major Investor acknowledges and agrees that the foregoing financial information shall become exercisable only upon or after the expiration of the respective deadlines of the relevant filings or reporting of such financial information with the SEC. The Company shall be deemed to have fulfilled its obligation to provide such information to the Major Investor if the Company has duly made filings or reporting with SEC in accordance with its rules.

ARTICLE V

GENERAL PROVISIONS

Section 5.1Confidentiality. Each party hereto hereby agrees that it will, and will cause its respective Affiliates and its and their respective representatives to, hold in strict confidence any non-public records, books, contracts, instruments, computer data and other data and information concerning the other parties hereto, whether in written, verbal, graphic, electronic or any other form provided by any party hereto (except to the extent that such information has been (a) previously known by such party on a non-confidential basis from a source other than the other parties hereto or its representatives, provided that, to such party’s knowledge, such source is not prohibited from disclosing such information to such party or its representatives by a contractual, legal or fiduciary obligation to the other parties hereto or its representatives, (b) in the public domain through no breach of this Agreement by such party, (c) independently developed by such party or on its behalf, or (d) later lawfully acquired from other sources) (the “Confidential Information”). In the event that a party hereto is requested or required by Law, Governmental Authority, rules of stock exchanges, or other applicable judicial or governmental order to disclose any Confidential Information concerning any of the other parties hereto, such party shall, to the extent legally permissible, provide the other parties with sufficient advance written notice of such request or requirement and, if requested by another party hereto (at such other party’s sole expense) assist such other party in seeking a protective order or other appropriate remedy to limit or minimize such disclosure.

Section 5.2Termination. Unless expressly provided otherwise herein, in addition to the other termination provisions in this Agreement, this Agreement shall terminate, and have no further force and effect, upon the earliest of: (a) a written agreement to that effect, signed by all parties hereto, (b) with respect to the Investor, the date following the Closing on which the Investor (together with its Affiliates) no longer holds any Common Shares and (c) the termination of the Subscription Agreement in accordance with its terms.

Section 5.3Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail transmission (“e-mail”), so long as a receipt of such e-mail is requested and received) and shall be given:

If to the Company:

Address: 1/F East Gate, Building No.2, Jian Wai Soho, No.39, Dong San Huan Zhong Road, Chaoyang District, Beijing 100022

Email: amytung@atai.net.cn

Facsimile: 8610-5869-8106

Attention: Ms. Amy Tung, Chief Financial Officer

If to the Investor:

CL-TCC

Address: 上海虹梅路2007号远中产业园1号楼3楼

3/F, Building 1, Yuanzhong Industrial Park, No. 2007, Hongmei Road, Shanghai

Email: liuhecap@163.com

Facsimile: ---

Attention: Mr. Pengjian Shi (史鹏健)

A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 5.3 by giving the other parties written notice of the new address in the manner set forth above.

Section 5.4Entire Agreement. This Agreement and the other Transaction Documents, together with all the schedules and exhibits hereto and thereto and the certificates and other written instruments delivered in connection therewith from time to time on and following the date hereof, constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof and thereof, and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof and thereof.

Section 5.5Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to conflict of law principles.

Section 5.6Dispute Resolution. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination and the Parties’ rights and obligations hereunder (each, a “Dispute”) shall be referred to and finally resolved by arbitration (the “Arbitration”) in the following manner:

(a)The Arbitration shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”);

(b)The Arbitration shall be procedurally governed by the HKIAC Administered Arbitration Rules as in force at the date on which the claimant party notifies the respondent party in writing (such notice, a “Notice of Arbitration”) of its intent to pursue Arbitration, which are deemed to be incorporated by reference and may be amended by this Section 5.6;

(c)The seat and venue of the Arbitration shall be Hong Kong and the language of the Arbitration shall be English;

(d)A Dispute subject to Arbitration shall be determined by a panel of three (3) arbitrators (the “Tribunal”). One (1) arbitrator shall be nominated by the claimant party (and to the extent that there is more than one claimant party, by mutual agreement among the claimant parties) and one (1) arbitrator shall be nominated by the respondent party (and to the extent that there is more than one respondent party, by mutual agreement among the respondent parties). The third arbitrator shall be jointly nominated by the claimant party’s and respondent party’s respectively nominated arbitrators and shall act as the presiding arbitrator. If the claimant party or the respondent party fails to nominate its arbitrator within thirty (30) days from the date of receipt of the Notice of Arbitration by the respondent party or the claimant and respondent parties’ nominated arbitrators fail to jointly nominate the presiding arbitrator within thirty (30) days of the nomination of the respondent-nominated arbitrator, either party to the Dispute may request the Chairperson of the HKIAC to appoint such arbitrator; and

(e)The Parties agree that all documents and evidence submitted in the Arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties otherwise agree in writing. The arbitral award is final and binding upon the parties to the Arbitration.

Section 5.7Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement, which most nearly effects the parties’ intent in entering into this Agreement.

Section 5.8Assignments and Transfers; No Third Party Beneficiaries. Except as otherwise provided herein, this Agreement and the rights and obligations of the Company and the Investor hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives, but shall not otherwise be for the benefit of any third party. Subject to Section 2.2 hereof, the rights of the Investor hereunder are assignable in connection with the transfer (subject to Applicable Securities Laws and other Laws as well as the related shareholding threshold requirement) of Equity Securities held by the Investor but only to the extent of such transfer, provided, however, that in either case no party may be assigned any of the foregoing rights unless the Company is given written notice by the assigning party stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; and any such transferee shall execute and deliver to the Company and the other parties hereto a joinder agreement becoming a party hereto as an “Investor” subject to the terms and conditions hereof. This Agreement and the rights and obligations of any Person hereunder shall not otherwise be assigned without the mutual written consent of the other parties hereto.

Section 5.9Construction. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 5.10Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties. A facsimile or “PDF” signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

Section 5.11Aggregation of Shares. All Securities held or acquired by the Investor and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights of the Investor under this Agreement.

Section 5.12Specific Performance. The parties hereto acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedies at law or in equity, the parties to this Agreement shall be entitled to injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting any bond or other undertaking.

Section 5.13Amendment; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by (i) the Company and (ii) the Investor. The observance of any provision in this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by the written consent of the party against whom such waiver is to be effective. Any amendment or waiver effected in accordance with this Section 5.13 shall be binding upon the parties hereof and their respective assigns. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.

Section 5.14Public Announcements. Without limiting any other provision of this Agreement, the Company shall be entitled to, to the extent permitted by applicable Law, issue any press release or public statement with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, and the Investor shall not (to the extent practicable) issue any press release or make any public statement with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby unless obtaining written consent from the Company, except as may be required by Law or any listing agreement with or requirement of the Nasdaq or any other applicable securities exchange, provided that the disclosing party shall, to the extent permitted by applicable Law or any listing agreement with or requirement of the Nasdaq or any other applicable securities exchange and if reasonably practicable, inform the other parties about the disclosure to be made pursuant to such requirements prior to the disclosure.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

ATA Creativity Global

By: /s/Kevin Xiaofeng Ma

Name: Kevin Xiaofeng Ma

Title: Chairman and CEO

IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written.

CL-TCC

By: /s/Xinwei Wu

Name: Xinwei Wu (武新玮)

Title: CEO